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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          MAGNUM HUNTER RESOURCES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   55972F20-3
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                                 (CUSIP Number)

         Jim Kneale, Senior Vice President, ONEOK Texas Resources, Inc.
                612 North Polk, Amarillo, TX 79107, 918.588.7800
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 4, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP No.   55972F20-3                            Page  1  of  3  Pages
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          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   1      ONEOK Texas Resources, Inc.
          EIN:  75-2968703
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)[_]
   2
          (b)[_]
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          SEC USE ONLY

   3

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          SOURCE OF FUNDS (See Instructions)
   4
          WC
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          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
   5

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          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
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                        7     SOLE VOTING POWER

  NUMBER OF                   1,576,500/2.2%*
                     -----------------------------------------------------------
   SHARES               8     SHARED VOTING POWER
BENEFICIALLY
                              0
 OWNED BY EACH       -----------------------------------------------------------
                              SOLE DISPOSITIVE POWER
   REPORTING            9
    PERSON                    1,576,500/2.2%*
                     -----------------------------------------------------------
     WITH                     SHARED DISPOSITIVE POWER

                       10
                              0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,576,500*
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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Instructions)                                            [_]
   12

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          2.2%*

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   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
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*       Beneficial ownership is allocated as described in Item 5(a), as amended herein. Holders of warrants and stock options do not have the right to vote with respect to those securities until exercise or conversion of those securities into voting securities.

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Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D amends the original Schedule D filed by ONEOK Texas Resources, Inc. ("ONEOK Texas Resources") dated as of February 3, 1999 and Amendment No. 1 to Schedule 13D filed as of April 16, 2002, and relates to (a) common stock, par value $0.01 per share ("Common Stock"), of Magnum Hunter Resources, Inc. (the "Issuer") held by ONEOK Texas Resources, and
(b) common stock purchase warrants ("Warrants") publicly issued by the Issuer in a registered offering on or about March 21, 2002 held by ONEOK Texas Resources. The address of the principal executive office of the Issuer is: 600 E Las Colinas Blvd., Suite 1100, Irving, TX 75039.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add a fifth paragraph which reads in its entirety as follows:

         On June 4, 2002, ONEOK sold 4,963,504 shares of Magnum Hunter Common Stock for net proceeds of approximately $35.8 million. The proceeds from the sale will be used to reduce ONEOK's outstanding commercial paper indebtedness.

Item 5.  Interests in Securities of the Issuer

         Paragraph (a) of Item 5 is hereby amended to read in its entirety as follows:

         (a) As a result of the sale described in Item 4 above, the aggregate number of shares beneficially owned by the reporting person, including the persons described in Item 2 of the original Schedule 13D, is 1,576,500 shares of Common Stock, representing in the aggregate approximately 2.2% of the outstanding Common Stock of Magnum Hunter. Of that total amount, ONEOK Texas Resources beneficially owns 1,515,300 shares of Common Stock (approximately 2.1%), David Kyle, an executive officer of ONEOK Texas Resources, beneficially owns 51,000 shares of Common Stock (less than 0.1%), and Jim Kneale, an executive officer of ONEOK Texas Resources, beneficially owns 10,200 shares of Common Stock (less than 0.1%). These beneficial ownership amounts include the right of ONEOK Texas Resources to acquire Common Stock within 60 days through the exercise of warrants acquired in 2002 as described in Item 1 of the original
Schedule 13D previously filed, and the right of the individuals named above to acquire Common Stock within 60 days through the exercise of stock options.

         The following sentence is hereby added to Paragraph (c) of Item 5:

         On June 4, 2002, ONEOK sold 4,963,504 shares of Magnum Hunter Common Stock for net proceeds of approximately $35.8 million. The proceeds from the sale will be used to reduce ONEOK's outstanding commercial paper indebtedness.

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         In accordance with Rule 13d-2(b), because this amendment reflects beneficial ownership by the reporting person of less than five percent of the class of securities, no additional filings are required with respect to the matters described herein.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEOK Texas Resources, Inc.

By:      /s/ Jim Kneale
    ----------------------------------------------------------
      Jim Kneale, Senior Vice-President, Treasurer,
      Chief Financial Officer and Corporate Secretary

Dated:   July 1, 2002.